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FEB 08 2024
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70182

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/1/2022 (MM/DD/YY) AND ENDING 11/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Exos Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1370 Broadway Suite 1450
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brady Dougan	212-482-8942	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper
(Name – if individual, state last, first, and middle name)

773 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Brady Dougan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Exos Securities LLC, as of 11/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDREW DESRAULT
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
02DE6424028
COMMISSION EXPIRES 10/25/2025

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Member of
Exos Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Exos Securities LLC (the "Company") as of November 30, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has experienced operating losses and is not in compliance with applicable net capital requirements that raise substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 1, 2024

Table of Contents

EXOS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
As of November 30, 2023

Dollars in Thousands

Assets		
Cash	$	5
Receivables from Brokers and Dealers		252
Receivables from Customers and Counterparties		250
Receivable from Affiliate		19
Prepaid Expenses and Other Assets		53
Total Assets	$	579
Liabilities		
Accrued Expenses	$	4,456
Total Liabilities		4,456
Total Member's Deficit		(3,877)
Total Liabilities and Member's Deficit	$	579

The accompanying notes are integral part of this financial statement

1. Organization

Description of Business

Exos Securities LLC (the "Company" or "Exos Securities") is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). Exos Securities was formed on May 3, 2017 in the State of Delaware as a limited partnership originally under the name Auro TFP LP. On March 29, 2018, the entity was converted to a Delaware LLC and the name was changed to Exo Securities LLC. Exos Securities membership application was approved on February 13, 2019. As a registered broker-dealer, Exos Securities is subject to the capital requirements of the Securities Exchange Act of 1934.

Exos Securities is a wholly owned subsidiary of Exos Financial LLC ("Exos Financial"), which is a majority owned subsidiary of Exos TFP Holdings LLC. ("Exos TFP").

Exos Securities is principally engaged in the purchase and sale of U.S. Treasury Securities and exchange traded futures contracts and equity trading, advisory and underwriting. Exos Securities transacts primarily with institutional counterparties. Exos Securities also executes equity trades for funds managed by Exos Asset Management, an affiliated entity. The broker dealer executes for the fund on an agency basis and earns a commission. In both the principal transactions and commission revenue streams, the broker dealer does not maintain positions on its Statement of Financial Condition.

2. Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statement is presented in U.S. dollars, which is the Company's functional and reporting currency. This financial statement and its associated notes are presented in thousands of dollars unless otherwise noted.

Use of Estimates

In presenting the Statement of Financial Condition management makes estimates and assumptions regarding compensation expense accruals, provision for losses that may arise from litigation or regulatory matters, and other items that affect the Statement of Financial Condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could differ materially from those estimates.

Cash

Cash is held at two major financial institutions. Exos Securities at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. Exos Securities has not experienced any losses on such accounts.

Going Concern

The Company's Statement of Financial Condition is prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, during the year ended November 30, 2023, the Company has a member's deficit of $3,877 thousand and a net capital deficiency of $4,496 thousand and is not in compliance with applicable regulations. FINRA Rule 4110(b)(1) provides that a member shall suspend all business operations during any period in which it is not in compliance with applicable net capital requirements. The Company, therefore, does not currently have any revenue generating operations. As a result of these conditions, among others, there is a substantial doubt about the Company's ability to meet its obligations as they come due in the next 12 months and the Company's ability to continue as a going concern one year from the date of issuance of this Statement of Financial Condition.

Under the Company's fully disclosed clearing agreement ("Agreement"), the Company is required to be in material compliance with the registration, qualification, capital, financial reporting, customer protection and other requirements of every self-regulatory organization of which the Company is a member, of the SEC, and of every state to the extend that the Company or any of its employees is subject to the jurisdiction of that state. As discussed in the preceding paragraph, the Company is currently suspended from engaging in a securities business for failure to maintain compliance with applicable net capital requirements. The Agreement may be terminated by the clearing firm immediately in the event that the Company is unable to engage in the securities business.

In view of these matters, continuation as a going concern is dependent upon the Company's ability to receive additional capital from affiliates or third parties to meet its financial obligations and maintain compliance with its net capital requirements. The financial statement does not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Revenue Recognition

Investment banking income is recorded as earned. See Note 3.

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with U.S. GAAP. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs. Fair value gains or losses are generally included in Principal Transactions.

Fees from financial advisory assignments are recognized in revenues when the services related to the underlying transaction are completed under the terms of the assignment.

Sales Commissions are earned based on the execution of equity trades for funds managed by Exos Asset Management. The broker dealer executes for the fund on an agency basis.

Valuation Hierarchy

The accounting guidance for fair value measurements establishes a framework for disclosing fair value using a three-level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are

unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. Exos Securities reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories.

Litigation and Other Matters

Exos Securities may be involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. Exos Securities would recognize a contingent liability in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, Exos Securities accrues the most likely amount of such loss, and if such amount is not determinable, Exos Securities accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

3. Revenues from Contracts with Customers

Revenue from contracts with customers includes revenue from investment banking related financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

Investment banking revenues are generated from sales commissions and financial advisory services. Financial advisory services include strategic advisory assignments with respect to mergers and acquisitions and divestitures. Sales Commissions are earned based on the execution of equity trades for funds managed by Exos Asset Management. The broker dealer executes for the fund on an agency basis and earns a commission.

Fees from financial advisory assignments are recognized in revenues when the services related to the underlying transaction are completed under the terms of the assignment. Non-refundable deposits and milestone payments in connection with financial advisory assignments are recognized in revenues upon completion of the underlying transaction or when the assignment is otherwise concluded.

4. Receivables and Payables from/to brokers and dealers.

Effective December 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening member's equity. The Company's expectation is that the credit risk associated with fees receivables is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended November 30, 2023.

The following table represents receivables and payables from/to brokers, dealers and other institutions as of November 30, 2023:

	Assets	Liabilities
Receivables / Payables from Brokers and Dealers	$ 252	$ -
	$ 252	**$ -**

5. Fair Value Measurements

The following table presents the carrying values and estimated fair values of certain financial assets and liabilities that are not measured at fair value as of November 30, 2023, including their classification within the fair value hierarchy:

Assets	Carrying Value	Level 1	Level 2	Level 3	Total
Cash	$ 5	$ 5	$ -	$ -	$ 5
Receivables from Brokers and Dealers	252		252		252
Receivables from Customers and Counterparties	250		250		250
Liabilities					
Accrued Expenses	4,456		4,456		4,456

The carrying value of Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments.

6. Risk Management

As a participant in the government securities and credit markets, Exos Securities is exposed to various risks that arise in the normal course of its business. The risks to which Exos Securities are subject to include market, credit, liquidity, operational, legal, regulatory, and financial control risks. Exos Securities monitors and controls its risk exposures daily through financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, Exos Securities believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. Exos Securities senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the characteristics of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk and Expected Shortfall measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by Exos Securities might fail to perform under its contractual obligations, which could result in Exos Securities incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting, and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

Other Risks

Operational, legal, regulatory, and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk issues and events.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the Company's areas of business. Exos Securities in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors' written policies and procedures for the proper conduct of business in accordance with applicable law, regulation, and Exos Securities policy.

Exos Securities seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

7. Commitments and Contingencies

Leases and Related Commitments

There were no outstanding commitments at November 30, 2023.

Litigation

Exos Securities may be party to legal proceedings, or the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of Exos Securities incurring a liability. Exos Securities recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. Exos Securities cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where Exos Securities may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which Exos Securities believes it has credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows and any provisions that have been established.

While the outcome of the legal proceedings, investigations and regulatory matters in which Exos Securities is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions will be made in respect of legal proceedings, investigations, and regulatory matters. As of November 30, 2023 the following provisions have been made:

$2,841 Thousand has been recorded as a liability stemming from an arbitration adjudicated unfavorably for the Company in October 2023. This award amount also includes $5 thousand interest. This case proceeded through arbitration in July of 2023. The arbitration award was confirmed by the Supreme Court of New York State on December 28, 2023. The Court issued a judgement in the amount of $2,836 thousand to be paid at the end of November 2023. The Company has not yet made any payments towards this award and continues to accrue interest on this balance, and it remains on the Statement of Financial Condition as an accrued expense.

A second arbitration proceeding has been filed against the Company and three affiliates by a former partner alleging entitlement to retention payments amounting to at least $1.8 million plus equity. The Company has asserted certain defenses. This case is scheduled for an arbitration hearing in mid-2024 and the Company will make efforts to settle this case for a significantly lower amount. The Company has recorded a liability of $113 thousand as an accrued expense on the Statement of Financial Condition towards this claim. Affiliates of the Company have accruals towards these payables as well.

Certain vendors are seeking a combined total of $692 thousand in past due payments for technology, data and recruitment services previously rendered. The Claimants also seek unspecified amounts to cover legal costs and interest. Of the amount sought, the Company has already recorded $278 thousand as an accrued expense on the Statement of Financial Condition for the vendors. Affiliates of the Company have accruals towards these payables as well.

8. Guarantees

In the normal course of its business, Exos Securities may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even

though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

Exos Securities provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale, and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, Exos Securities has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. Exos Securities has not recorded any liabilities in the Statement of Financial Condition as of November 30, 2023 related to these indemnification arrangements.

9. Income Taxes

The Company is a single member limited liability company, which is a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. The Company's income or loss is reportable by its member on its tax return. The Company is currently not subject to state or local income taxes. Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. For the year ended November 30, 2023, management has determined that there are no material uncertain income tax positions.

10. Net Capital Requirements

As a registered broker-dealer and member of FINRA, Exos Securities is subject to the net capital rules of the SEC Uniform Net Capital Rule (Rule 15c3-1).

Under the SEC's "Uniform Net Capital Rule", Exos Securities has elected to compute its minimum net capital using the aggregate indebtedness method. As such, Exos Securities is required to maintain minimum net capital equal to the greater of $100 thousand or one fifteenth of the Company's aggregate indebtedness, as defined in SEC Rule 15c3-3 (SEC Rule 15c3- 1(a)(1)(ii)). At November 30, 2023, Exos Securities had regulatory net capital deficit of ($4,199) thousand, which is ($4,496) thousand in deficit of its required minimum net capital of $297 thousand.

The Company operates 1) under exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and 2) by limiting its other business activities to trading securities for own account; private placement of securities; buying and selling of equity securities, contemplated by Footnote 74 of the SEC Release No 34-70073 adopiting amendments to 17 C.F.R. §240.17a-5.

11. Employee Benefit Plan

Employees of Exos Securities are eligible to participate in the Exos Financial LLC Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. The Plan sponsor is Exos Financial LLC and includes Exos Securities employees, the Plan sponsor, and certain of its affiliates. Exos Securities may match a portion of its employee participant contributions and make an annual contribution in accordance with the Plan documents. The Company has not made any matching contributions to the Plan.

12. Related Party Transactions

In the normal course of business Exos Securities conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. The markup for the related party transactions in these financial statements did not exceed 5% for services provided by Exos Securities to affiliates. A related affiliate payable of $56 thousand was reclassified within the Statement of Changes in Member's Equity due

to the forgiveness of the liability by the parent (Exos Financial).

13. Partial Withdrawal of Broker-Dealer Membership

In 2023, the Company filed termination for its registration in 16 states and termination of some of its agents via partial Broker-Dealer Withdrawal and Form U5, respectively. The Company has evaluated its client and prospective client relationships and decided to maintain registrations only in the most relevant jurisdictions. By withdrawing from states in which the Company was not doing business, the Company is benefitted by reducing its FINRA registration expense.

Exos Securities LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
NOVEMBER 30, 2023
CONFIDENTIAL

* * * *

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934. *A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.*